SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 _______________

                                   Schedule TO

                             Tender Offer Statement
                       Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                 _______________


                               Convera Corporation
                       (Name of Subject Company (Issuer))

                               Convera Corporation

                      (Names of Filing Persons (Offerors))

 Options under Convera Corporation Option Plans to Purchase common stock, par value $.01 per share.
                         (Title of Class of Securities)

                                    300651205
                      (CUSIP Number of Class of Securities)

                                 _______________

                                Patrick C. Condo
                               Convera Corporation
                          1921 Gallows Road, Suite 200
                             Vienna, Virginia 22182
                                 (703) 761-3700
          (Name, Address, and Telephone Number of Person Authorized to
       Receive Notice and Communications on Behalf of the Filing Persons)

                                 With a Copy to:
                               Peter DiIorio, Esq.
                       Heller Ehrman White & McAuliffe LLP
                                711 Fifth Avenue
                            New York, New York 10022
                            Telephone: (212) 906-8750


                                 ______________

                            Calculation of Filing Fee

     Transaction Valuation:* Amount of Filing Fee: $91,039,316 $18,208 * Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 9,251,963 shares of common stock of Convera Corporation having an aggregate value of $91,039,316 as of June 8, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

     [--] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

     Amount Previously Paid:  None

     Form or Registration No.:  Not Applicable

     Filing Party:  Not Applicable

     Date Filed:  Not Applicable


     [   ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [   ]  third-party tender offer subject to Rule 14d-1.

     [X]  issuer tender offer subject to Rule 13e-4.

     [--]  going-private transaction subject to Rule 13e-3.

     [--]  amendment to Schedule 13D under Rule 13d-2.

     Check the box if the filing is a final amendment reporting the results of the tender offer: [--]

Item 1. Summary Term Sheet.

     The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated June 11, 2001 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2. Subject Company Information.

     (a) The name of the issuer is Convera Corporation, a Delaware corporation (the "Company"), and the address of its principal executive offices is 1921 Gallows Road, Suite 200, Vienna, Virginia 22182. The Company's phone number is
(703) 761-3700. The information set forth in the Offer to Exchange under "Information Concerning Convera" is incorporated herein by reference.

     (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange options outstanding under eligible option plans to purchase shares of the Company's common stock, par value $.01 per share (the "Common Stock"), for new options (the "New Options") to purchase shares of the Common Stock to be granted under the applicable eligible option plan, upon the terms and subject to the conditions described in the Offer to Exchange and the related Election Concerning Exchange of Stock Options form (the "Election Form" and, together with the Offer to Exchange, as they may be amended from time to time, the "Offer"), attached hereto as Exhibit (a)(2). The number of shares of Common Stock subject to New Options will be equal to the number of shares of Common Stock subject to the Options that are accepted for exchange and canceled. The information set forth in the Offer to Exchange under "Summary Term Sheet,"
"Introduction," Section 1 ("Number of Options; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 7 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

     (c) The information set forth in the Offer to Exchange under Section 6 ("Price Range of Common Stock Underlying the Options") is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) The information set forth under Item 2(a) above is incorporated herein by reference.

Item 4. Terms of the Transaction.

     (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," Section 1 ("Number of Options; Expiration Date"),
Section 3 ("Procedures for Electing to Exchange Options"), Section 4 ("Withdrawal Rights"),

     Section 5 ("Acceptance of Options for Exchange and Issuance of New Options"), Schedule A ("Conditions of the Offer"), Section 7 ("Source and Amount of Consideration; Terms of New Options"), Section 10 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 11 ("Legal Matters; Regulatory Approvals"), Section 12 ("Material Federal Income Tax Consequences") and Section 13 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under "Summary Term Sheet" and Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 5. Past Contracts, Transactions, Negotiations and Arrangements.

     (e) The information set forth in the Offer to Exchange under Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference. The eligible option plans attached hereto as Exhibit (d)(1), Exhibit (d)(3), Exhibit (d)(5), Exhibit
(d)(7), Exhibit (d)(9), Exhibit (d)(11) and Exhibit (d)(13) and the form of option agreements attached hereto as Exhibit (d)(2), Exhibit (d)(4), Exhibit
(d)(6), Exhibit (d)(8), Exhibit (d)(10), Exhibit (d)(12) and Exhibit (d)(14) contain information regarding the subject securities.

Item 6. Purposes of the Transaction and Plans or Proposals.

     (a) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 10 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

     (c) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference. Item 7. Source and Amount of Funds or Other Consideration. (a) The information set forth in the Offer to Exchange under Section 7 ("Source and Amount of Consideration; Terms of New Options") and Section 14 ("Fees and Expenses") is incorporated herein by reference. (b) The information set forth in the Offer to Exchange under Schedule A ("Conditions of the Offer") is incorporated herein by reference.

(d) Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Not applicable.

     (b) The information set forth in the Offer to Exchange under Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

(a) Not applicable.

Item 10. Financial Statements.

     (a) The information set forth in the Company's Annual Report on Form 10-K for its fiscal year ended January 31, 2001 filed on May 1, 2001, and the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended April 30, 2001, to be filed before June 15, 2001, is incorporated herein by reference.

     Our earnings available for fixed charges of $(22,157) and $213 for the years ended January 31, 2001 and 2000, respectively, were inadequate to cover our fixed charges of $635 and $567 for the years ended January 31, 2001 and 2000, respectively. Our earnings available for fixed charges of $(58,563) and $(1,516) for the three month periods ended April 30, 2001 and 2000, respectively, were inadequate to cover our fixed charges of $255 and $155 for the three month periods ended April 30, 2001 and 2000, respectively. Our book value per share was $20.11 as of April 30, 2001.

(b) Not applicable.

Item 11. Additional Information.

     (a) The information set forth in the Offer to Exchange under Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 11 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

(b) Not applicable.

Item 12. Exhibits.

(a) (1) Offer to Exchange, dated June 11, 2001.

(2) Form of Election Concerning Exchange of Stock Options.

(3) Form  of E-mail Communication to Convera Corporation Employees.

(4) Form of E-mail Communication to Convera Corporation Employees.

(5) Form of Convera Corporation Press Release..

(6) Form of E-mail Communication to Convera Corporation Employees.
(7) Form of E-mail Letter to Tendering Option Holders.

(8) Form of E-mail Letter to Rejected Tendering Option Holders.

     (9) Convera Corporation Annual Report on Form 10-K for its fiscal year ended January 31, 2001 filed with the Securities and Exchange Commission on May 1, 2001 and incorporated herein by reference.

     (10) Convera Corporation Quarterly Report on Form 10-Q for its fiscal quarter ended April 30, 2001, to be filed with the Securities and Exchange Commission before June 15, 2001 and incorporated herein by reference.

(b) Not applicable.

     (d) (1) Excalibur Technologies Corporation ("Excalibur") 1989 Incentive Stock Option Plan, dated April 1989, incorporated herein by reference to Excalibur's Form 10-K for the year ended January 31, 1991, filed April 22, 1991.

     (2) Excalibur Technologies Corporation 1995 Incentive Stock Plan, dated November 1995, incorporated herein by reference to Excalibur's Proxy Statement for the 1995 Annual Meeting of Shareholders, dated October 16, 1995.

     (3)  ConQuest   Incentive  Stock  Option  Plan,   dated  August  19,  1993,
incorporated herein by reference to Excalibur's Form 10-K for the year ended January 31, 1996, filed April 30, 1996.

     (4) Excalibur Technologies Corporation 1999 Incentive Stock Option Plan, incorporated herein by reference to Excalibur's Proxy Statement for the 1999 Annual Meeting of Shareholders, dated July 9, 1999.

     (5) Convera Corporation 2000 Stock Option Plan, incorporated herein by reference to Excalibur's Form 8-K dated April 30, 2000, filed May 3, 2000.

 (g) Not applicable.

(h) Not applicable.

Item 13. Information Required by Schedule 13E-3.

(a) Not applicable.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                                CONVERA CORPORATION.



                                                By:      /s/ Patrick C. Condo
                                      ------------------------------------------
                                                             Patrick C. Condo
                                        President and Chief Executive Officer






Date:  June 11, 2001

                                                             EXHIBIT INDEX

Exhibit No.

(a) (1) Offer to Exchange, dated June 11, 2001.

(a) (2) Form of Election Concerning Exchange of Stock Options.

(a) (3) Form of E-mail Communication to Convera Corporation Employees.

(a) (4) Form of E-mail Communication to Convera Corporation Employees.

(a) (5) Form of Convera Corporation Press Release.

(a) (6) Form of E-mail Communication to Convera Corporation Employees.

(a) (7) Form of E-mail Letter to Tendering Option Holders.

(a) (8) Form of E-mail Letter to Rejected Tendering Option Holders.

(a) (9) Convera Corporation Annual Report on Form 10-K for its fiscal year ended January 31, 2001 filed with the Securities and Exchange Commission on
May 1, 2001 and incorporated herein by reference.

(a) (10) Convera Corporation Quarterly Report on Form 10-Q for its fiscal quarter ended April 30, 2001, to be filed with the Securities and Exchange Commission before June 15, 2001 and incorporated herein by reference.

(d) (1) Excalibur Technologies Corporation Incentive Stock Option Plan, dated April 1989, incorporated herein by reference to Excalibur's Form 10-K for the year ended January 31, 1991, filed April 22, 1991.

(d) (2) Excalibur Technologies Corporation 1995 Incentive Plan, dated November 1995, incorporated herein by reference to Excalibur's Proxy Statement for the 1995 Annual Meeting of Shareholders, dated October 16, 1995.

(d) (3) ConQuest Incentive Stock Option Plan, dated August 19, 1993, incorporated herein by reference to Excalibur's Form 10-K for the year ended January 31, 1996, filed April 30, 1996.

(d) (4) Excalibur Technologies Corporation 1999 Incentive Stock Option Plan, incorporated herein by reference to Excalibur's Proxy Statement for the 1999 Annual Meeting of Shareholders, dated July 9, 1999.

(d) (5) Convera Corporation 2000 Stock Option Plan, incorporated herein by reference to Excalibur's Form 8-K dated April 30, 2000,filed May 3, 2000.

                                                                    EX-99.(A)(1)
                               CONVERA CORPORATION

 OFFER TO EXCHANGE ALL OUTSTANDING OPTIONS TO PURCHASE COMMON STOCK UNDER ELIGIBLE OPTION PLANS

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 AM EASTERN TIME
(9:00 PM Pacific Time), ON JULY 9, 2001, UNLESS THE OFFER IS EXTENDED.

     Convera Corporation is offering to exchange all outstanding options to purchase shares of our common stock granted under the Convera Corporation 2000 Stock Option Plan (the "2000 option plan"), Excalibur Technologies Corporation 1999 Incentive Stock Option Plan, Excalibur Technologies Corporation 1995 Incentive Stock Option Plan, Conquest Software, Inc. 1993 Incentive Stock Option Plan, and Excalibur Technologies Corporation 1989 Incentive Stock Option Plan (collectively, the "eligible option plans") for new options that we will grant under an eligible option plan. We are making this offer upon the terms and subject to the conditions set forth in this offer to exchange and in the related Election Concerning Exchange of Stock Options form (which together, as they may be amended from time to time, constitute the "offer"). The number of shares of common stock subject to new options to be granted to each option holder will be equal to the number of shares subject to the options elected to be exchanged by such option holder and accepted for exchange. Assuming no extensions or termination of the offer, we will grant the new options on January 14, 2002, which is at least six months and a day after we cancel the options accepted for exchange (the "replacement grant date"). If you choose to participate, you must elect to exchange all options granted on or after January 10, 2001 for all of the shares of common stock subject to those options and you may elect to exchange any or all options granted prior to January 10, 2001 for all shares of common stock subject to those options. If you are a former employee of Intel Corporation who may be eligible to receive a bonus subject to continued employment by Convera through September 30, 2002, then you must waive any and all rights to such bonus to participate in the exchange.

     This offer is not conditioned upon a minimum number of options being elected for exchange. This offer is subject to conditions, which we describe in Schedule A of this offer to exchange.

     If you elect to exchange options as described in the offer and if your offer is accepted, we will grant you new options pursuant to the applicable eligible option plan. The exercise price of the new options will be equal to the closing sale price of our common stock on the NASDAQ National Market on the business day preceding the replacement grant date. The new options will vest on the same schedule as the options you elect for exchange and have other terms and conditions that are substantially the same as those of the cancelled options. Non-exempt employees must not exercise the replacement options until six months after the replacement grant date.

     ALTHOUGH OUR BOARD OF DIRECTORS HAS APPROVED THIS OFFER, NEITHER WE NOR OUR BOARD OF DIRECTORS MAKES ANY RECOMMENDATION AS TO WHETHER YOU SHOULD ELECT TO EXCHANGE OR REFRAIN FROM ELECTING TO EXCHANGE YOUR OPTIONS. YOU MUST MAKE YOUR OWN DECISION WHETHER TO ELECT TO EXCHANGE YOUR OPTIONS.

     Shares of our common stock are quoted on the NASDAQ National Market under the symbol "CNVR." On June 7, 2001, the last reported sale price of the common stock on the NASDAQ National Market was $4.30 per share. WE RECOMMEND THAT YOU OBTAIN CURRENT MARKET QUOTATIONS FOR OUR COMMON STOCK BEFORE DECIDING WHETHER TO ELECT TO EXCHANGE YOUR OPTIONS.

     You should direct questions about this offer or requests for assistance or for additional copies of the offer to exchange or the Election Concerning Exchange of Stock Options form to Nancy McKinley, Vice President, Human Resources and Corporate Services, by email at optionexchange@convera.com or by telephone at (703) 761-5286 or Marc Martin, Vice President, General Counsel and Secretary, by email at mmartin@convera.com or by telephone at (703) 761-5258.

                                    IMPORTANT

     If you wish to elect to exchange your options, you must complete and sign the Election Concerning Exchange of Stock Options form in accordance with its instructions, and send it and any other required documents to us by fax at (703) 761-1988 or email at optionexchange@convera.com or by post to Nancy McKinley, Convera Corporation 1921 Gallows Road, Suite 200, Vienna, Virginia, 22182.

     We are not making this offer to, nor will we accept any election to exchange options from or on behalf of, option holders in any jurisdiction in which the offer or the acceptance of any election to exchange options would not be in compliance with the laws of such jurisdiction. However, we may, at our discretion, take any actions necessary for us to make this offer to option holders in any such jurisdiction.

     WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD ELECT TO EXCHANGE OR REFRAIN FROM ELECTING TO EXCHANGE YOUR OPTIONS PURSUANT TO THE OFFER. YOU SHOULD RELY ONLY ON THE INFORMATION
CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU AS INFORMATION AUTHORIZED BY CONVERA. WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFER OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS DOCUMENT OR IN THE RELATED ELECTION CONCERNING EXCHANGE OF STOCK OPTIONS FORM. IF ANYONE MAKES ANY RECOMMENDATION OR REPRESENTATION TO YOU OR GIVES YOU ANY INFORMATION, YOU MUST NOT RELY UPON THAT RECOMMENDATION, REPRESENTATION OR INFORMATION AS HAVING BEEN AUTHORIZED BY US.

                                TABLE OF CONTENTS


SUMMARY TERM SHEET............................................................1
INTRODUCTION..................................................................11
THE OFFER ....................................................................13
1.     Number Of Options; Expiration Date.....................................14
3.     Procedures For Electing To Exchange Options............................15
4.     Withdrawal Rights......................................................16
5.     Acceptance Of Options For Exchange And Issuance Of New Options.........17
6.     Price Range Of Common Stock Underlying The Options.....................18
7.     Source And Amount Of Consideration; Terms Of New Options...............19
8.     Information Concerning Convera.........................................22
9.     Interests Of Directors And Officers; Transactions And
       Arrangements Concerning The Options....................................23
10.    Status Of Options Acquired By Us In The Offer; Accounting
       Consequences Of The Offer..............................................23
11.    Legal Matters; Regulatory Approvals....................................24
12     Material Federal Income Tax Consequences...............................24
13.    Extension Of Offer; Termination; Amendment.............................25
14.    Fees And Expenses......................................................26
15.    Additional Information.................................................27
16.    Miscellaneous..........................................................28

SCHEDULE A
Conditions of Offer...........................................................30

SCHEDULE B
Information Concerning the Directors and Executive
Officers of Convera Corporation...............................................33

                                  SUMMARY TERM SHEET

     The following are answers to some of the questions that you may have about this offer. We urge you to read carefully the remainder of this offer to exchange and the accompanying Election Concerning Exchange of Stock Options form because the information in this summary is not complete, and additional important information is contained in the remainder of this offer to exchange and the Election Concerning Exchange of Stock Options form. We have included page references to the remainder of this offer to exchange where you can find a more complete description of the topics in this summary.

GENERAL QUESTIONS ABOUT THE PROGRAM

1. What securities are we offering to exchange?

     We are offering to exchange all stock options to purchase shares of Convera common stock, which are outstanding under the eligible option plans for new options under an eligible option plan.

2. Why are we making the offer to exchange?

     We implemented the offer to exchange because a considerable number of employees have stock options, whether or not they are currently exercisable, that are priced significantly above our current and recent trading prices. We believe these options are unlikely to be exercised in the foreseeable future. This program is voluntary and will allow employees to choose whether to keep their current stock options at their current exercise price, or to rescind those options in exchange for a new option for the same number of shares to be granted on January 14, 2002, which is at least six months and one day from the date we cancel the options accepted for exchange (the "replacement grant date"). It is hoped that this program will ameliorate the current underwater options issue, but this cannot be guaranteed considering the ever-present risks associated with a volatile and unpredictable stock market. By making this offer to exchange outstanding options for new options that will have an exercise price equal to the market value of our common stock on the grant date, we intend to provide our employees with the benefit of owning options that over time may have a greater potential to increase in value, create better performance incentives for employees and thereby maximize stockholder value.

3. Who is eligible?

 Any current employee of Convera with a current stock option at any price is eligible.

4. Will all the overseas employees be eligible to participate?

     All  employees   with  a  current   stock  option  are  eligible.   Special
considerations may apply to employees located in the UK, France, Canada and Germany. In some of these countries, the application of local taxation rules may have an impact upon the re-grant. Nancy McKinley and Marc Martin are planning a series of communication forums for those countries so affected.

5.  How does the exchange work?

     The offer to exchange will require an employee to make a voluntary, irrevocable election to cancel outstanding stock options on 12:00 AM, Eastern Time (9:00PM Pacific) on July 9, 2001, in exchange for a one-for-one grant of a new option to be issued on the replacement grant date, and priced at Convera's closing market price on the business day preceding that date. Such new options would retain the original vesting schedule of the cancelled options and have other terms and conditions that are substantially the same as those of the cancelled options, pursuant to the applicable plan under which you were granted the canceled options. If you choose to participate, you must terminate all options granted on or after January 10, 2001, and may, at your election, terminate options granted prior to January 10, 2001. If you choose to cancel options granted prior to January 10, 2001, then you must cancel the entirety of any single option grant (as opposed to part of an option grant). For example, if pursuant to the Convera Stock Option Plan, you were granted 500 stock options on December 22, 2000, and you wish to cancel the options granted on such date, then you must cancel all 500 options granted on such date.

6........As a non-exempt employee, why do I have to wait until six months after the replacement grant date to exercise my replacement options?

     Pursuant to a recent change to the Fair Labor Standards Act and its implementing regulations, if options held by non-exempt employees are exercised within six-months of the replacement grant date, then any income resulting from such exercise must be included in each non-exempt employee's regular rate of pay for purposes of calculating overtime payments. Such a consequence could thereby result in overtime payments that significantly exceed budgeted forecasts. If non-exempt employees are restricted from exercising within the first six months of the replacement grant date, then this affect on overtime payment calculations does not occur. Accordingly, we have implemented this restriction so that we may properly forecast and prudently manage our general and administrative costs. With respect to vesting of options and other terms and conditions, non-exempt employees will be treated the same as exempt employees and maintain the same vesting schedule for the replacement options.

     7. As a former Intel Corporation employee, would my participation in the exchange affect my eligibility for the bonus I am eligible to receive if I remain employed by Convera as of September 30, 2002?

     Yes. You must waive any and all rights to the September 30, 2002 bonus described in your offer letter in order to participate in the exchange. We note that the exchange is designed in part to serve the same goal of retention, and further incents you as a stakeholder in the success of Convera. If you would prefer to retain your eligibility to the September 30, 2002 bonus, then you may elect to not participate in the exchange.

8. What do I need to do to participate in the offer to exchange?

     To participate, you must complete the Election Concerning Exchange of Stock Options form, sign it, and ensure that Nancy McKinley receives it no later than 12:00 AM Eastern Time (9:00 PM Pacific Time), on July 9, 2001. You can return your form either by fax to (703) 761-1988, or by email to optionexchange@convera.com, or by mail to Nancy McKinley, Convera Corporation 1921 Gallows Road, Suite 200, Vienna, Virginia 22182.

9. Is this a repricing?

     No, this is not a stock option repricing in the traditional sense. Under a traditional stock option repricing, the exercise price of an employee's current options would be immediately repriced to the then current fair value of the Company's common stock and Convera would have a variable accounting charge against earnings.

10. Why can't Convera just reprice my options, as I have seen done at other companies?

     In 1998, the Financial Accounting Standards Board adopted unfavorable accounting charge consequences for companies that reprice options. As a result of this action, many companies have ceased "repricing" options to avoid this negative consequence. If we were to simply reprice options, the company's potential for profitability would be in serious jeopardy, as we would be required to take a charge against earnings on any future appreciation of the repriced options until such options were exercised or cancelled.

11. Why can't I just be granted additional options?

     Because of the large number of underwater options currently outstanding at Convera, a total re-grant of new options would have severe negative impact on Convera's dilution, outstanding shares and earnings per share. Additionally, Convera has a limited pool of options and therefore our current reserves must be conserved for new hires and ongoing grants.

12. Wouldn't it be easier to just quit Convera and then get rehired?

     Quitting and getting re-hired would be disadvantageous for you because you would lose the credit for prior service for purposes of the vesting of your current stock options and other benefits. In addition, this is not an alternative for us because this would be treated the same as a repricing if the rehire and resulting re-grant are within six months of the option cancellation date. Again, such a repricing would cause Convera to incur a variable accounting charge against earnings

13. If I participate, what will happen to my current options?

Options designated to be exchanged under this program will be cancelled on July 10, 2001.

 14. What is the deadline to elect to exchange and how do I elect to exchange?

     The deadline to participate in this program is 12:00 AM Eastern Time (9:00 PM Pacific Time), on July 9, 2001, unless it is extended by us. This means that Nancy McKinley must have your form in her hands before that time. We may, in our discretion, extend the offer at any time, but we cannot assure you that the offer will be extended or, if extended, for how long. If the offer is extended, we will make a public announcement of the extension no later than on the next business day following the previously scheduled expiration of the offer period. If the offer is extended by us beyond that time, you must deliver these documents before the extended expiration of the offer. We reserve the right to reject any or all options elected for exchange that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, we will accept properly and timely elected options that are not validly withdrawn. Subject to our rights to extend, terminate and amend the offer, we currently expect that we will accept all such properly elected options promptly after the expiration of the offer.

15. What will happen if I do not turn in my form by the deadline?

     If you do not turn in your election form by the deadline, then you will not participate in the option exchange, and all stock options currently held by you will remain intact at their original price and original terms.

16. During what period of time may I withdraw previously elected options?

     You may withdraw your options elected for exchange at any time before the deadline of 12:00 AM Eastern Time (9:00 PM Pacific Time), on July 9, 2001. If the offer is extended by us beyond that time, you may withdraw your options elected for exchange at any time until the extended expiration of the offer. To withdraw options elected for exchange, you must deliver to us a written notice of withdrawal, or a facsimile thereof, with the required information while you still have the right to withdraw the options elected for exchange. Once you have withdrawn options, you may re-elect to exchange options only by again following the delivery procedures described above.

17. Am I eligible to receive future grants if I participate in this exchange?

     Because of the accounting limitations, participants in this program are ineligible for any additional stock option grants until after the replacement grant date.

18. Is there any tax consequence to my participation in this exchange?

     We know of no adverse tax consequence that will impact any employee in the United States with respect to options exchanged and re-granted under this program. If you exchange your current options for new options, you will not be required under current law to recognize income for federal income tax purposes at the time of the exchange. We believe that the exchange will be treated as a non-taxable exchange. Further, at the date of grant of the new options, you will not be required under current law to recognize income for federal income tax purposes. The grant of qualifying options is not recognized as taxable income. Again, special considerations may apply to employees located in the UK, Germany, Canada and France. In some of these countries, the application of local taxation rules may have an impact upon the re-grant. We strongly advise you to rely upon and seek your own professional tax, financial planning or other advice. The company is not responsible for any personal adverse tax or other financial consequences that may result from your voluntary participation in the exchange.

19. How should I decide whether or not to participate?

     We understand that this will be a challenging decision for all employees. The program does carry considerable risk, and there are no guarantees of our future stock performance. So, the decision to participate must be each individual employee's personal decision, after consulting with his or her own professional tax, financial planning or other advisors, and it will depend largely on each employee's assumptions about the future overall economic environment, the performance of the NASDAQ National Market and our own stock price, and our business.

20. What do we and our board of directors think of the offer?

     Although our board of directors has approved this offer, neither we nor our board of directors make any recommendation as to whether you should elect to exchange or refrain from exchanging your options.

21. What if I leave Convera between the date my options are cancelled and the re-grant date?

     The Election Concerning Exchange of Stock Options form will not be revocable as of 12:00 AM Eastern Time (9:00 PM Pacific Time), on July 9, 2001. Therefore, if you leave Convera or one of its subsidiaries voluntarily, involuntarily, or for any other reason, before your new option is re-granted, you will not have a right to any stock options that were previously cancelled, and you will not have a right to the re-grant that would have been issued on the replacement grant date. THEREFORE, IF YOU ARE NOT AN

     EMPLOYEE OF CONVERA OR ONE OF OUR SUBSIDIARIES FROM THE DATE YOU ELECT TO EXCHANGE OPTIONS THROUGH THE REPLACEMENT GRANT DATE, YOU WILL NOT RECEIVE ANY NEW OPTIONS IN EXCHANGE FOR YOUR OPTIONS THAT HAVE BEEN ACCEPTED FOR EXCHANGE. YOU ALSO WILL NOT RECEIVE ANY OTHER CONSIDERATION FOR THE OPTIONS ELECTED TO BE EXCHANGED IF YOU ARE NOT AN EMPLOYEE FROM THE DATE YOU ELECT TO EXCHANGE OPTIONS THROUGH THE REPLACEMENT GRANT DATE.

 22. What are the conditions to the offer?

The offer is not conditioned upon a minimum number of options being elected for exchange. The offer is subject to a number of conditions, including the conditions described in Schedule A.

 SPECIFIC QUESTIONS ABOUT THE CANCELLED OPTIONS

23. Which options can be cancelled?

     The employee can elect to cancel one or more option grants that were granted under the eligible option plans prior to January 10, 2001; if an employee elects to participate in this offer, all options granted under the eligible option plans on or after January 10, 2001 will also be canceled.

24. Can I choose which options I want to cancel, if I have multiple option grants?

     You may choose to cancel one or more option grants, if granted prior to January 10, 2001. Inclusion of such grants is entirely discretionary. However, if you wish to participate in this program, you are required to cancel all options granted to you on or after January 10, 2001

25. Can I cancel the remaining portion of an option grant that I have already partially exercised?

Yes, any remaining outstanding, unexercised options can be cancelled.
The re-grant will be one-for-one but only in replacement of cancelled options.

26. Can I select which portion of an option grant to cancel?

     No, we cannot partially cancel an outstanding option grant. For example, if on September 30, 2000 you were granted an option to purchase 1,000 shares of the Company's common stock at an exercise price of $50 per share, you cannot elect to cancel 500 of those options and keep the other 500.

27. If I choose to participate, what will happen to my options that will be cancelled?

    If you elect to participate in this program, then on July 10, 2001, we will cancel all of your outstanding options that were granted from January 10, 2001 to July 9, 2001, plus any others that you elected to cancel. You will thereafter not have a right to be granted further options until the replacement grant date, when your re-grant will be issued.

SPECIFIC QUESTIONS ABOUT THE REPLACEMENT OPTIONS

28. What will be my new option share amount?

     Employees who participate in this program will receive a new replacement stock option on the replacement grant date. The new stock option will be equal to the number of shares cancelled under the old stock option. Each new option will be granted pursuant to the applicable eligible option plan. The new option will have substantially the same terms and conditions as the cancelled option.

29. What will be my new option exercise price?

     The exercise price for the new options, which will be granted on the replacement grant date, will be the last reported sales price of our common stock on the NASDAQ National Market on the business day preceding that date. BECAUSE WE WILL NOT GRANT NEW OPTIONS UNTIL SIX MONTHS AND TWO DAYS AFTER THE DATE WE CANCEL THE OPTIONS ACCEPTED FOR EXCHANGE, THE NEW OPTIONS MAY HAVE A HIGHER EXERCISE PRICE THAN SOME OR ALL OF YOUR CURRENT OPTIONS. WE RECOMMEND THAT YOU OBTAIN CURRENT MARKET QUOTATIONS FOR OUR COMMON STOCK BEFORE DECIDING WHETHER TO ELECT TO EXCHANGE YOUR OPTIONS.

30. What will my new option type be, incentive stock option or non-qualifying stock option?

     The replacement options will be incentive stock options to the extent they qualify under the Internal Revenue Code Section 422, but only if your original stock option was an incentive stock option. For options to qualify as incentive stock options, the value of shares subject to options that first become exercisable by the option holder in any calendar year cannot exceed $100,000, as determined using the option exercise price. The excess value does not qualify for incentive stock option treatment. To the extent the replacement option exceeds the incentive stock options limitation, the remainder of the option will be treated for tax purposes as non-qualifying stock options. THEREFORE, IF THE NEW OPTIONS HAVE A HIGHER EXERCISE PRICE THAN SOME OR ALL

     OF YOUR CURRENT OPTIONS, A PORTION OF THE NEW OPTIONS MAY EXCEED THE LIMITS FOR INCENTIVE STOCK OPTIONS. 31. My options are split between incentive stock options and non-qualifying stock options because my original grant exceeded the IRS $100,000 limit on incentive stock options. Can I cancel one part but not the other?

     No. An option that has been bifurcated into a partial incentive stock option and a partial non-qualifying stock option is still considered a single option, and cannot be separated for purposes of this offer to exchange..

     32. Some of my existing options were originally non-qualifying. If I choose to participate, will my new options that are exchanged for the cancelled non-qualifying options be non-qualifying, too?

     Yes, if any of your cancelled option was originally granted as a non-qualifying stock option, then the corresponding replacement options will also be granted as non-qualifying stock options.

33. When will I receive my replacement options?

     We will grant the new options on the replacement grant date. If we cancel options elected for exchange on July 10, 2001, the first business day after the scheduled expiration date of the offer, the replacement grant date of the new options will be on January 14, 2002.

34. Why won't I receive my new options immediately after the expiration date of the offer?

     If we were to grant the new options on any date which is earlier than six months and one day after the date we cancel the options accepted for exchange, we would be required for financial reporting purposes to record compensation expense against our earnings. By deferring the grant of the new options for at least six months and one day, we believe we will not have to record such a compensation expense.


35. What will be the vesting schedule of my replacement options?

     The vesting schedule for all replacement options granted in this program will be exactly the same as the vesting schedule for the cancelled options. Therefore, no employee will lose nor gain vesting in the replacement option, but rather the new option will vest on the same schedule as the prior option.

36. What will be the terms and conditions of my replacement options?

     Except for the new option exercise price, the terms and conditions of your replacement options will be substantially the same as the cancelled options. As noted above, the vesting schedule for the replacement option will be exactly the same as the cancelled option. For example, if you cancel fully vested options, the applicable replacement options would be granted fully vested. Non-exempt employees must not exercise the replacement options until six months after the replacement grant date.

37. Can I have an example of an offer to exchange?

Example 1
Assumptions:
Your Hire Date: September 10, 2000
Your Original Stock Option: 1,000 shares
Your Original Stock Option Price: $20
Your Original Vesting Schedule: 125 shares become vested every six months. Hypothetical Stock Price on New Options Grant Date, on January 14, 2002: $ 10

     Using the above assumptions for the sake of illustrating the offer to exchange, we would cancel your original stock option on July 10, 2001. On the replacement grant date, which would be on January 14, 2002, we would grant you a new option for 1,000 shares, and in this example using a purely hypothetical stock price of $10, your new exercise price would be $ 10. The vesting schedule for this new option will be the same as for the prior option, and therefore will have 250 shares vested on September 10, 2001, then will vest every six months thereafter.


38. What happens if Convera is subject to a change in control after the replacement options are granted?

     The replacement options will include the same applicable provisions as the cancelled options. Therefore, your replacement options would be subject to the same conditions and affected by such change of control to the same extent (if at all) as your current options.

39. What happens if Convera is subject to a change in control before the replacement options are granted?

     If we are a party to a change of control transaction before the replacement options are granted, our intention is that the surviving corporation would inherit the obligation to grant replacement options to the extent applicable. The replacement options would still be granted on the new grant date, but they would be options to purchase the shares of the surviving corporation. The exercise price would be equal to the market price of the surviving company's stock on the date of grant. For example, if we were acquired by means of a merger, the number of shares would be equal to the number of our shares that you would have received, multiplied by the exchange ratio that was used in the merger.

     The vesting schedule of the replacement options would give you the benefit of any acceleration provisions you may have under your existing Convera options to the extent applicable. Please note that the Convera stock options granted on December 22, 2000, do not contain any cash-out or any other change in control provisions.

40. After the re-grant, what happens if I again end up underwater?

     We are conducting this offer only at this time, considering the unusual stock market conditions that have affected many companies throughout the country. This is therefore considered a one-time offer and is not expected to be offered again in the future. As your stock options are valid for ten years from the date of initial grant, subject to continued employment, the price of our common stock may appreciate over the long term even if your options are underwater for some period of time after the grant date of the new options. HOWEVER, WE CAN PROVIDE NO ASSURANCE AS TO THE PRICE OF OUR COMMON STOCK AT ANY TIME IN THE FUTURE.

41. What do I need to do to participate in the offer to exchange program?

     To participate, you must complete the Election Concerning Exchange of Stock Options form, sign it, and ensure that Nancy McKinley receives it no later than 12:00 AM Eastern Time (9:00 PM Pacific Time), on July 9, 2001 on . You can return your form either by fax to (703) 761-1988, or by email to optionexchange@convera.com, or by mail to Nancy McKinley, Vice President Human Resources and Corporate Services, Convera Corporation 1921 Gallows Road, Vienna, Virginia 22182.

                                 INTRODUCTION

     Convera Corporation is offering to exchange all outstanding options to purchase shares of our common stock granted under the Convera Corporation 2000 Stock Option Plan (the "2000 option plan"), Excalibur Technologies Corporation 1999 Incentive Stock Option Plan, Excalibur Technologies Corporation 1995 Incentive Stock Option Plan, Conquest Software, Inc. 1993 Incentive Stock Option Plan, and Excalibur Technologies Corporation 1989 Incentive Stock Option Plan (collectively, the "eligible option plans") for new options that we will grant under an eligible option plan. We are making this offer upon the terms and subject to the conditions set forth in this offer to exchange and in the related Election Concerning Exchange of Stock Options form (which together, as they may be amended from time to time, constitute the "offer"). The number of shares of common stock subject to new options to be granted to each option holder will be equal to the number of shares subject to the options elected to be exchanged by such option holder and accepted for exchange. We will grant the new options on January 14, 2002, which is at least six months and a day after the date we cancel the options accepted for exchange (the "replacement grant date"). If you choose to participate, you must elect to exchange all options granted on or after January 10, 2001 for all of the shares of common stock subject to those options and you may elect to exchange any or all options granted prior to January 10, 2001 for all shares of common stock subject to those options. If you were formerly employed by Intel Corporation and eligible to receive a bonus contingent on your being employed by Convera as of September 30, 2002, you must waive any and all rights to the bonus to participate in this exchange. Non-exempt employees must not exercise the replacement options until six months after the replacement grant date.

     This offer is not conditioned upon a minimum number of options being elected for exchange. This offer is subject to conditions that we describe in Schedule A of this offer to exchange.

     If you elect to exchange options, we will grant you new options pursuant to the applicable stock option plan. The exercise price of the new options will be equal to the last reported sale price of our common stock on the NASDAQ National Market on the business day preceding the date of grant. The vesting schedule for the new options granted will be exactly the same as the vesting schedule for the cancelled options, and the other terms and conditions of the new options will be substantially the same as the cancelled options. Therefore, no employees will lose nor gain vesting in the new options, but rather the new options will vest on the same schedule as the prior options.

     As of June 8, 2001, options to purchase 9,287,007 shares of our common stock were issued and outstanding under the eligible option plans. Of these options, options to purchase 9,251,963 shares of our common stock had an exercise price of $4.75 or more.

The shares of Class A common stock issuable upon exercise of options we are offering to exchange represent approximately 20.74% of the total shares of our Class A common stock outstanding as of June 8, 2001.

All options accepted by us pursuant to this offer will be cancelled.

                                   THE OFFER

1. NUMBER OF OPTIONS; EXPIRATION DATE.

     Upon the terms and subject to the conditions of the offer, we will exchange for new options to purchase common stock under an eligible option plan all eligible outstanding options under the eligible option plans that are properly elected for exchange and not validly withdrawn in accordance with section 4 before the "expiration date," as defined below. Eligible outstanding options are all options that have been granted from January 10, 2001 to July 9, 2001, 2001, and, at your election, any options granted prior to January 9, 2001.

     If your options are properly elected for exchange and accepted for exchange, you will be entitled to receive new options to purchase the number of shares of our common stock which is equal to the number of shares subject to the options that you elected to exchange, subject to adjustments for any stock splits, stock dividends and similar events. All new options will be subject to the terms of the applicable eligible option plan under which you were granted the options you may elect to cancel. IF YOU ARE NOT AN EMPLOYEE OF CONVERA OR ONE OF OUR SUBSIDIARIES FROM THE DATE YOU ELECT TO EXCHANGE OPTIONS THROUGH THE DATE WE GRANT THE NEW OPTIONS, YOU WILL NOT RECEIVE ANY NEW OPTIONS IN EXCHANGE FOR YOUR ELECTED OPTIONS THAT HAVE BEEN ACCEPTED FOR EXCHANGE. YOU ALSO WILL NOT RECEIVE ANY OTHER CONSIDERATION FOR YOUR ELECTED OPTIONS IF YOU ARE NOT AN EMPLOYEE FROM THE DATE YOU ELECT TO EXCHANGE OPTIONS THROUGH THE DATE WE GRANT THE NEW OPTIONS.

     Special considerations may apply to employees located in the UK, France, Canada and Germany. In some of these countries, the application of local taxation rules may have an impact upon the re-grant. Nancy McKinley and Marc Martin are planning a series of communication forums for those countries so affected.

     The term  "expiration  date" means  12:00 AM Eastern  Time (9:00 PM Pacific
Time), on July 9, 2001, unless and until we, in our discretion, have extended the period of time during which the offer will remain open, in which event the term "expiration date" refers to the latest time and date at which the offer, as so extended, expires. See section 13 for a description of our rights to extend, delay, terminate and amend the offer.

     If we decide to take any of the following actions, we will notify you of such action and extend the offer for a period of ten business days after the date of such notice:

     (a) we increase or decrease the amount of consideration offered for the options;

     (b) we decrease the number of options eligible to be elected for exchange in the offer; or we increase the number of options eligible to be elected for exchange in the offer by an amount that exceeds 2% of the shares of common stock issuable upon exercise of the options that are subject to the offer immediately prior to the increase; and the offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified in section 13.

     For purposes of the offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight,12:00 AM Eastern Time (9:00 PM Pacific Time), on July 9, 2001.

2. PURPOSE OF THE OFFER.

We issued the options outstanding under the eligible option plans for the following purposes:

o to provide our employees an opportunity to acquire or increase a proprietary interest in Convera, thereby creating a stronger incentive to expend maximum effort for our growth and success; and

o        to encourage our employees to continue their employment by us.

     Many of our outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our common stock. We believe these options are unlikely to be exercised in the foreseeable future. By making this offer to exchange outstanding options for new options that will have an exercise price equal to the market value of our common stock on the grant date, we intend to provide our employees with the benefit of owning options that over time may have a greater potential to increase in value, create better performance incentives for employees and thereby maximize stockholder value. IT IS HOPED THAT THIS PROGRAM WILL AMELIORATE THE CURRENT UNDERWATER OPTIONS ISSUE, BUT IT IS NOT GUARANTEED CONSIDERING THE EVER-PRESENT RISKS ASSOCIATED WITH A VOLATILE AND UNPREDICTABLE STOCK MARKET.

     Subject to the foregoing, and except as otherwise disclosed in this offer to exchange or in our filings with the Securities and Exchange Commission (the "SEC"), we presently have no plans or proposals that relate to or would result in:

(a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

(b) any purchase, sale or transfer of a material amount of our assets or the assets of any of our subsidiaries;

(c) any material change in our present dividend rate or policy, or our indebtedness or capitalization;

(d) any material change in our present board of directors or management, other than changes in the number or term of directors or to fill any existing board vacancies , or as may otherwise occur in the ordinary course of business;

(e) any other material change in our corporate structure or business;

(f) our common stock not being authorized for quotation in an automated quotation system operated by a national securities association;

(g) our common stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act;

(h) the suspension of our obligation to file reports pursuant to Section 15(d) of the Securities Exchange Act;

(i) the acquisition by any person of any of our securities or the disposition of any of our securities; or

(j) any change in our certificate of incorporation or bylaws, or any actions which may impede the acquisition of control of us by any person.

     Neither we nor our board of directors makes any recommendation as to whether you should elect to exchange your options, nor have we authorized any person to make any such recommendation. You are urged to evaluate carefully all of the information in this offer to exchange and to consult your own investment and tax advisors. You must make your own decision whether to elect to exchange your options.

3. PROCEDURES FOR ELECTING TO EXCHANGE OPTIONS.

     Proper Exchange of Options. To validly elect to exchange your options pursuant to the offer, you must, in accordance with the terms of the Election Concerning Exchange of Stock Options form, properly complete, duly execute and deliver to us the Election Concerning Exchange of Stock Options form, or a facsimile thereof, along with any other required documents. We must receive all of the required documents by fax to (703) 761-1988, or by email to optionexchange@convera.com, or by mail to Nancy McKinley, Vice President, Human Resources and Corporate Services, Convera Corporation 1921 Gallows Road, Vienna, Virginia 22182 before the expiration date.

     If you do not turn in your election form by the deadline, then you will not participate in the option exchange, and all stock options currently held by you will remain intact at their original price and original terms.

     THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING ELECTION CONCERNING EXCHANGE OF STOCK OPTIONS FORMS AND ANY OTHER REQUIRED DOCUMENTS, IS AT THE ELECTION AND RISK OF THE ELECTING OPTION HOLDER. YOU SHOULD ALLOW SUFFICIENT TIME TO ENSURE TIMELY DELIVERY.

     Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to Give Notice of Defects. We will determine, in our discretion, all questions as to form of documents and the validity, form, eligibility, including time of receipt, and acceptance of any exchange of options. Our determination of these matters will be final and binding on all parties. We reserve the right to reject any or all elections to exchange options that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, we will accept properly and timely elected options that are not validly withdrawn. We also reserve the right to waive any of the conditions of the offer or any defect or irregularity in any election with respect to any particular options or any particular option holder. No election to exchange options will be deemed to have been properly made until all defects or irregularities have been cured by the electing option holder or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in elections, nor will anyone incur any liability for failure to give any such notice.

     Our Acceptance Constitutes an Agreement. Your election to exchange options pursuant to the procedures described above constitutes your acceptance of the terms and conditions of the offer. OUR ACCEPTANCE FOR EXCHANGE OF YOUR OPTIONS ELECTED BY YOU PURSUANT TO THE OFFER WILL CONSTITUTE A BINDING AGREEMENT BETWEEN US AND YOU UPON THE TERMS AND SUBJECT TO THE CONDITIONS OF THE OFFER.

     Subject to our rights to extend, terminate and amend the offer, we currently expect that we will accept promptly after the expiration of the offer all properly elected options that have not been validly withdrawn.

 4. WITHDRAWAL RIGHTS.

You may only withdraw your elected options in accordance with the provisions of this section 4.

     You may withdraw your elected options at any time before 12:00 AM Eastern Time (9:00 PM Pacific Time), on July 9, 2001. If the offer is extended by us beyond that time, you may withdraw your elected options at any time until the extended expiration of the offer.

     To validly withdraw elected options, an option holder must deliver to us a written notice of withdrawal, or a facsimile thereof, with the required information, while the option holder still has the right to withdraw the elected to exchange options. The notice of withdrawal must specify the name of the option holder who elected to have the options be withdrawn, the grant date, exercise price and total number of option shares subject to each option to be withdrawn, and the number of option shares to be withdrawn. Except as described in the following sentence, the notice of withdrawal must be executed by the option holder who elected to exchange the options to be withdrawn exactly as such option holder's name appears on the option agreement or agreements evidencing such options. If the signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or another person acting in a fiduciary or representative capacity, the signer's full title and proper evidence of the authority of such person to act in such capacity must be indicated on the notice of withdrawal.

     You may not rescind any withdrawal, and any options you withdraw will thereafter be deemed not properly elected for exchange for purposes of the offer, unless you properly re-elect those options before the expiration date by following the procedures described in section 3.

     Neither Convera nor any other person is obligated to give notice of any defects or irregularities in any notice of withdrawal, nor will anyone incur any liability for failure to give any such notice. We will determine, in our discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal. Our determination of these matters will be final and binding.

 5. ACCEPTANCE OF OPTIONS FOR EXCHANGE AND ISSUANCE OF NEW OPTIONS.

     Upon the terms and subject to the conditions of this offer and as promptly as practicable following the expiration date, we will accept for exchange and cancel options properly elected for exchange and not validly withdrawn before the expiration date. If your options are properly elected for exchange and accepted for exchange on July 10, 2001, the first business day following the scheduled expiration date of the offer, you will be granted new options on the replacement grant date, which will be on January 14, 2002. If we extend the date by which we must accept and cancel options properly elected for exchange, you will be granted new options on the date of a meeting of the compensation committee of the board of directors held at least six months and one day after the extended date.

     If we accept options you elect to exchange in the offer, you will be ineligible until after the replacement grant date for any additional stock option grants for which you may have otherwise been eligible before the replacement grant date in order for us to avoid incurring compensation expense against our earnings because of accounting rules that could apply to these interim option grants as a result of the offer.

     Your new options will entitle you to purchase a number of shares of our common stock which is equal to the number of shares subject to the options or portion thereof you elect to exchange, subject to adjustments for any stock splits, stock dividends and similar events. IF YOU ARE NOT AN EMPLOYEE OF CONVERA OR ONE OF OUR SUBSIDIARIES FROM THE DATE YOU ELECT TO EXCHANGE OPTIONS THROUGH THE DATE WE GRANT THE NEW OPTIONS, YOU WILL NOT RECEIVE ANY NEW OPTIONS IN EXCHANGE FOR YOUR ELECTED OPTIONS THAT HAVE BEEN ACCEPTED FOR EXCHANGE. YOU ALSO WILL NOT RECEIVE ANY OTHER CONSIDERATION FOR YOUR ELECTED OPTIONS IF YOU ARE NOT AN EMPLOYEE FROM THE DATE YOU ELECT TO EXCHANGE OPTIONS THROUGH THE DATE WE GRANT THE NEW OPTIONS. Therefore, if you leave Convera or one of its subsidiaries voluntarily, involuntarily, or for any other reason, before your new option is re-granted, you will not have a right to any stock options that were previously cancelled, and you will not have a right to the re-grant that would have been issued on the replacement grant date.

     If we are a party to a change of control transaction before the replacement options are granted, it would be our intent that the surviving corporation would inherit any obligation we may have under eligible option plans to grant replacement options. The replacement options would still be granted on the replacement grant date, but they would be options to purchase the shares of the surviving corporation. The exercise price would be equal to the market price of the surviving company's stock on the date of grant. For example, to the extent applicable, if we were acquired by means of a merger, the number of shares would be equal to the number of our shares that you would have received, multiplied by the exchange ratio that was used in the merger. For purposes of the offer, we will be deemed to have accepted for exchange options that are validly elected for exchange and not properly withdrawn as, if and when we give oral or written notice to the option holders of our acceptance for exchange of such options, which may be by press release

6. PRICE RANGE OF COMMON STOCK UNDERLYING THE OPTIONS.

     Our common stock is quoted on the NASDAQ National Market under the symbol "CNVR." The following table shows, for the periods indicated, the high and low sales prices per share of our common stock as reported by the NASDAQ National Market.

                                                    High                 Low

 Fiscal 2002 (February 1, 2001 - January 31, 2002)

 May 1, 2001 through July 31, 2001                  $ 4 1/16           $7 5/8
 First Quarter                                        18 7/8            4 7/8

 Fiscal 2001 (February 1, 2000 - January 31, 2001)

 First Quarter.................................... $  45 3/8         $  21 5/16
 Second Quarter...................................    59 1/2            26 25/64
 Third Quarter....................................    70 3/16           40
 Fourth Quarter...................................    58 1/2            13

 Fiscal 2000 (February 1, 1999 - January 31, 2000)

 First Quarter.................................... $  19 7/8         $  8 3/4
 Second Quarter...................................    17 5/16           9 9/32
 Third Quarter....................................    12 7/8            7 5/8
 Fourth Quarter...................................    25 1/2            9 1/4


 WE RECOMMEND THAT YOU OBTAIN CURRENT MARKET QUOTATIONS FOR OUR COMMON STOCK BEFORE DECIDING WHETHER TO ELECT TO EXCHANGE YOUR
 OPTIONS.

7. SOURCE AND AMOUNT OF CONSIDERATION; TERMS OF NEW OPTIONS.

     Consideration. We will issue new options to purchase common stock under an eligible option plan in exchange for outstanding eligible options properly elected and accepted for exchange by us. The number of shares of common stock subject to new options to be granted to each option holder will be equal to the number of shares subject to the options elected by such option holder.

     Terms of New Options. The new options will be issued under the applicable stock option plan under which you were granted the options that you may elect to cancel . Except for the exercise price, the terms and conditions of the new options will be substantially the same as the terms and conditions of the options elected for exchange. This includes the vesting schedule and the vesting commencement date, which will both remain unchanged.

     The terms and conditions of your current option are set forth in the eligible option plan under which it was granted and the stock option agreement you entered into in connection with the grant. In addition, if your current option was granted by a company previously acquired by us (i.e., ConQuest
Software, Inc.), the terms and conditions of your option may have been supplemented or modified by the option assumption agreement we entered into in connection with the acquisition and any other applicable agreements entered into in connection with the acquisition.

     The terms and conditions of the eligible option plans are summarized in the proxy statement prepared by us and previously distributed to you as follows:


                Eligible Option Plan
Convera Corporation 2000 Stock Option Plan
Excalibur Technologies Corporation 1999 Stock Plan
Excalibur Technologies Corporation 1995 Stock Plan
Excalibur Technologies Corporation 1989 Stock Plan
ConQuest Software, Inc. Stock Option Plan


        Date of Disclosure Document
Proxy Statement dated November 22, 2000
Proxy Statement dated July 9, 1999
Proxy Statement dated October 16, 1995
10-K dated April 22, 1991
10-K dated April 30, 1996


YOU MAY OBTAIN COPIES OF THESE PROXY STATEMENTS AND THE ELIGIBLE OPTION PLANS AS INDICATED BELOW.

     Federal Income Tax Consequences of Options. Options granted under an eligible option plan may be either incentive stock options that satisfy the requirements of Section 422 of the Internal Revenue Code or non-qualifying stock options that are not intended to meet these requirements. The federal income tax treatment for the two types of options differs as follows:

     Incentive Stock Options. The optionee recognizes no taxable income at the time of the qualifying option grant, and he or she generally recognizes no taxable income at the time the qualifying option is exercised. However, the excess of the fair market value of the purchased shares on the exercise date over the exercise price paid for the shares generally is includable in alternative minimum taxable income. The optionee will recognize taxable income in the year in which the purchased shares are sold or otherwise made subject to disposition. You are strongly advised to rely on your own professional tax, financial planning or other advisors regarding any and all consequences of your participation in the exchange.

     For federal tax purposes, dispositions are divided into two categories: qualifying and disqualifying. The optionee will make a qualifying disposition of the purchased shares if the sale or other disposition of the shares is made after the optionee has held the shares for more than two years after the grant date of the option and more than one year after the exercise date. If the optionee fails to satisfy either of these two holding periods prior to the sale or other disposition of the purchased shares, then a disqualifying disposition will result.

     Upon a qualifying disposition of the shares, the optionee will recognize long-term capital gain in an amount equal to the excess of (a) the amount realized upon the sale or other disposition of the purchased shares over (b) the exercise price paid for the shares. If there is a disqualifying disposition of the shares, then the excess of (a) the fair market value of those shares on the date the option was exercised over (b) the exercise price paid for the shares will be taxable as ordinary income. Any additional gain recognized upon the disposition will be a capital gain.

     If the optionee makes a disqualifying disposition of the purchased shares, then we will be entitled to an income tax deduction for the taxable year in which the disposition occurs equal to the excess of (a) the fair market value of the shares on the date the option was exercised over (b) the exercise price paid for the shares. In no other instance will we be allowed a deduction with respect to the optionee's disposition of the purchased shares.

     Non-qualifying Stock Options. No taxable income is recognized by an optionee upon the grant of a non-qualifying option. The optionee will, in general, recognize ordinary income in the year in which the option is exercised. The amount of ordinary income is equal to the excess of the fair market value of the purchased shares on the exercise date over the exercise price paid for the shares. The optionee will be required to satisfy the tax withholding requirements applicable to such income.

     We will be entitled to a business expense deduction equal to the amount of ordinary income recognized by the optionee with respect to the exercised non-qualifying option. The deduction will in general be allowed for the taxable year of Convera in which the ordinary income is recognized by the optionee.

     IMPORTANT NOTE. YOU SHOULD VERIFY ALL OF THE FOREGOING TAX-RELATED INFORMATION WITH YOUR OWN PROFESSIONAL TAX, FINANCIAL PLANNING OR OTHER ADVISORS, AND RELY ON SUCH ADVICE IN MAKING ANY DECISIONS RELATING TO THE EXCHANGE. THE STATEMENTS IN THIS OFFER CONCERNING AN APPLICABLE OPTION PLAN AND THE NEW OPTIONS ARE MERELY SUMMARIES AND DO NOT PURPORT TO BE COMPLETE. THE STATEMENTS ARE SUBJECT TO, AND ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO, ALL PROVISIONS OF THE APPLICABLE OPTION PLANS. PLEASE CONTACT US AT 1921 GALLOWS ROAD, SUITE 200, VIENNA, VIRGINIA, (703)761-3700, TO RECEIVE A COPY OF THE APPLICABLE OPTION PLAN. WE WILL PROMPTLY FURNISH YOU COPIES OF THESE DOCUMENTS AT OUR EXPENSE.

8. INFORMATION CONCERNING CONVERA.

     Convera was  established  through the  combination of the former  Excalibur
Technologies Corporation ("Excalibur") and Intel Corporation's ("Intel") Interactive Media Services ("IMS")division. On December 21, 2000, Excalibur and Intel consummated a business combination transaction (the "Combination") pursuant to an Agreement and Plan of Contribution and Merger, dated as of April 30, 2000, as amended, by and among Excalibur, Intel, Convera and Excalibur Transitory, Inc., a wholly owned subsidiary of Convera. At the completion of the Combination, Excalibur became a wholly owned subsidiary of Convera, each outstanding share of Excalibur common stock was converted into one share of common stock of Convera, and Intel contributed to Convera its IMS division, intellectual property assets and other assets used by that division, as well as $150 million in cash at closing, in exchange for voting and non-voting common stock of Convera.

     Convera designs, develops, markets, implements and supports high-performance technologies, products, services and solutions for managing and monetizing high-value digital content-text, images and video. Convera conducts its business through two interrelated sets of offerings built on a common technology platform: (1) digital content management products for licensing and deployment on customer infrastructures and (2) an end-to-end content management and publishing service focused on branded content owners, such as sports leagues, entertainment providers, news and information outlets and training companies that wish to outsource the management and monetization of their high-value digital assets.

     Convera maintains an extensive portfolio of patented and proprietary technologies. Its core technologies include: advanced computational linguistics and semantic networking that leverage lexical knowledge using built-in knowledge bases to search not only for specific word meanings, but also for related terms and concepts; Adaptive Pattern Recognition Processing ("APRP") that identifies patterns in digital data, providing the capability to build content-based analysis and retrieval applications for any type of digital information; intelligent real-time video analysis that detects scene changes as they occur; and tamper-resistant, content protection technology that guards digital assets against unauthorized modification, use or access. In combination, these core technologies form the cornerstones of the Convera content management platform on which the Company builds products and provides its end-to-end content management and publishing service..

     See "Additional Information" beginning on page 20 for instructions on how you can obtain copies of our SEC reports that contain the audited financial statements and unaudited financial data we have summarized above.

     9. INTERESTS OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING THE OPTIONS.

     A list of our directors and executive officers is attached to this offer to exchange as Schedule B. Please see our Annual Report on Form 10-K for the Fiscal Year ended January 31, 2001, filed with the SEC on May 1, 2001 for information regarding the amount of our securities beneficially owned by our executive officers and directors as of January 31, 2001.

     To our knowledge, any information regarding transactions in options to purchase our common stock or in our common stock that were effected during the past 60 days by Convera, or to our knowledge, transactions by any executive officer, director, affiliate or subsidiary of Convera, can be found on file with the Securities and Exchange Commission at www.sec.gov.

10. STATUS OF OPTIONS ACQUIRED BY US IN THE OFFER; ACCOUNTING CONSEQUENCES OF THE OFFER.

     Options we acquire pursuant to the offer will be cancelled and the shares of common stock subject to those options will be returned to the pool of shares available for grants of new options under eligible option plans and for issuance upon the exercise of such new options. To the extent such shares are not fully reserved for issuance upon exercise of the new options to be granted in connection with the offer, the shares will be available for future awards to employees and other eligible plan participants without further stockholder action, except as required by applicable law or the rules of the NASDAQ National Market or any other securities quotation system or any stock exchange on which our common stock is then quoted or listed.

We believe that Convera will not incur any compensation expense solely as a result of the transactions contemplated by the offer because:

     o we will not grant any new options until January 14, 2002, which is a business day that is at least six months and one day after the date that we cancel options elected for exchange (July 10, 2001, assuming no extensions); and

     o Consistent with Convera option grant policy, the exercise price of all new options will equal the market value of the common stock at the close of the NASDAQ National Market on the business day preceding the date that we grant the new options. The business day preceding the replacement grant date is January 11, 2002.

     If we were to grant any options to any option holder before the scheduled replacement grant date, our grant of those options to the electing option holder would be treated for financial reporting purposes as a variable award to the extent that the number of shares subject to the newly granted options is equal to or less than the number of the option holder's option shares elected for exchange and the exercise price of those awards is less than the exercise price of those cancelled options. In this event, we would be required to record as compensation expense the amount by which the market value of the shares subject to the newly granted options exceeds the exercise price of those shares. This compensation expense would accrue as a variable accounting charge to our earnings over the period when the newly granted options are outstanding. We would have to adjust this compensation expense periodically during the option term based on increases or decreases in the market value of the shares subject to the newly granted options.

11. LEGAL MATTERS; REGULATORY APPROVALS.

     We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by our exchange of options and issuance of new options as contemplated by the offer, or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of our options as contemplated herein. Should any such approval or other action be required, we presently contemplate that we will seek such approval or take such other action. We are unable to predict whether we may determine that we are required to delay the acceptance of options for exchange pending the outcome of any such matter. We cannot assure you that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to our business. Our obligation under the offer to accept options elected for exchange and to issue new options for options elected for exchange is subject to conditions, including the conditions described in Schedule A.

12. MATERIAL FEDERAL INCOME TAX CONSEQUENCES.

     The following is a general summary of the material federal income tax consequences of the exchange of options pursuant to the offer. This discussion is based on the Internal Revenue Code, its legislative history, Treasury Regulations thereunder and administrative and judicial interpretations thereof as of the date of the offer, all of which are subject to change, possibly on a retroactive basis. This summary does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of option holders.

     The option holders who exchange outstanding options for new options will not be required to recognize income for federal income tax purposes at the time of the exchange. We believe that the exchange will be treated as a non-taxable exchange.

     At the date of grant of the new options, the option holders will not be required to recognize additional income for federal income tax purposes. The grant of options is not recognized as taxable income.

     If an option holder elects to exchange incentive stock options and those options are accepted for exchange, the new options will be granted as incentive stock options to the extent they qualify. For options to qualify as incentive stock options, the value of shares subject to options that first become exercisable by the option holder in any calendar year cannot exceed $100,000, as determined using the option exercise price. The excess value is deemed to be a non-qualifying stock option. If the exercise price of the new options is equal to or less than the exercise price of the options elected for exchange, the new options should qualify as incentive stock options at least to the extent that the options elected for exchange qualified as incentive stock options before being elected for exchange.

WE RECOMMEND THAT YOU CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE FEDERAL,
 STATE AND LOCAL TAX CONSEQUENCES OF PARTICIPATING IN
THE OFFER.

13. EXTENSION OF OFFER; TERMINATION; AMENDMENT.

     We expressly reserve the right, in our discretion, at any time and from time to time, and regardless of whether or not any event set forth in Schedule A has occurred or is deemed by us to have occurred, to extend the period of time during which the offer is open and thereby delay the acceptance for exchange of any options by giving oral or written notice of such extension to the option holders and making a public announcement thereof.

     We also expressly reserve the right, in our reasonable judgment, prior to the expiration date of the offer to terminate or amend the offer and to postpone our acceptance and cancellation of any options elected for exchange upon the occurrence of any of the conditions specified in Schedule A, by giving oral or written notice of such termination or postponement to the option holders and making a public announcement thereof. Notwithstanding the foregoing, we will pay the consideration offered or return the options elected for exchange promptly after termination or withdrawal of an offer to exchange.

     Subject to compliance with applicable law, we further reserve the right, in our discretion, and regardless of whether any event set forth in Schedule A has occurred or is deemed by us to have occurred, to amend the offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the offer to option holders or by decreasing or increasing the number of options being sought in the offer.

     Amendments to the offer may be made at any time and from time to time by public announcement of the amendment. In the case of an extension, the amendment must be issued no later than the next business day after the last previously scheduled or announced expiration date. Any public announcement made pursuant to the offer will be disseminated promptly to option holders in a manner reasonably designated to inform option holders of such change. Without limiting the manner in which we may choose to make a public announcement, except as required by applicable law, we have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a press release to the Dow Jones News Service.

     If we materially change the terms of the offer or the information concerning the offer, or if we waive a material condition of the offer, we will extend the offer. Except for a change in price or a change in percentage of securities sought, the amount of time by which we will extend the offer following a material change in the term of the offer or information concerning the offer will depend on the facts and circumstances, including the relative materiality of such terms or information. If we decide to take any of the following actions, we will notify you of such action and extend the offer for a period of ten business days after the date of such notice:

     (a) (i) we increase or decrease the amount of consideration offered for the options;

     (ii) we decrease the number of options eligible to be elected for exchange in the offer; or

     (iii) we increase the number of options eligible to be elected for exchange in the offer by an amount that exceeds 2% of the shares of common stock issuable upon exercise of the options that are subject to the offer immediately prior to the increase; and

     (b) the offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified in this section 13.

14. FEES AND EXPENSES.

     We will not pay any fees or commissions to any broker, dealer or other person for soliciting elections to exchange options pursuant to this offer to exchange. Nor will we pay any fees for professional services you may incur from your tax, financial planning or other advisors.

15. ADDITIONAL INFORMATION.

     We recommend that, in addition to this offer to exchange and Election Concerning Exchange of Stock Options form, you review the following materials which we have filed with the SEC before making a decision on whether to elect to exchange your options:

     (a) our annual report on Form 10-K for our fiscal year ended January 31, 2001, filed with the SEC on May 1, 2001 and our Form 10-Q, to be filed with the SEC before June 15, 2001.

     (b) our Form S-8 (registering shares to be issued under the Convera Corporation 2000 Stock Option Plan) filed with the SEC on December 27, 2000;

     (c) our Form S-8 (registering shares to be issued under the Excalibur Technologies Corporation 1999 Incentive Stock Option Plan) filed with the SEC on September 23, 1999);

     (d) our Form S-8 (registering shares to be issued under the Excalibur Technologies Corporation 1995 Incentive Plan) filed with the SEC on November 24, 1997;

     (e) our Form S-8 (registering shares to be issued under the Excalibur Technologies Corporation 1989 Incentive Plan ) filed with the SEC on November 1,
1996); and

     (f) our Form S-8 (registering shares to be issued under the Convera Corporation 2000 Stock Option Plan ) filed with the SEC on November 22, 2000). and

     (g) the description of our common stock included in our registration statement on Form 8-A, which was filed with the SEC on November 17, 2000, including any amendments or reports we file for the purpose of updating that description.

     The SEC file number for these filings made prior to December 21, 2000 is 0-9747. The SEC file number for these filings made after December 21, 2000 is 000-31989. These filings, our other annual, quarterly and current reports, our proxy statements ad our other SEC filings may be examined, and copies may be obtained, at the following SEC public reference rooms:



---------------------------------------- -------------------------------------- --------------------------------------
450 Fifth Street, N.W.                   7 World Trade Center                   500 West Madison Street
---------------------------------------- -------------------------------------- --------------------------------------
---------------------------------------- -------------------------------------- --------------------------------------
Room 1024                                Suite 1300                             Suite 1400
---------------------------------------- -------------------------------------- --------------------------------------
---------------------------------------- -------------------------------------- --------------------------------------
Washington, D.C. 20549                   New York, NY 10048                     Chicago, IL 60661
---------------------------------------- -------------------------------------- --------------------------------------

---------------------------------------------------------------------------------------------------------------------------

     You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330.

     Our SEC filings are also available to the public on the SEC's Internet site at http://www.sec.gov.

     Our common stock is quoted on the NASDAQ National Market under the symbol "CNVR," and our SEC filings can be read at the following NASDAQ address:

NASDAQ Operations
1735 K Street, N.W.
Washington, D.C. 20006

     We will also provide without charge to each person to whom a copy of this offer to exchange is delivered, upon the written or oral request of any such person, a copy of any or all of the documents to which we have referred you, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to:

Convera Corporation
Attention: Investor Relations
1921 Gallows Road, Suite 200
Vienna, VA 22182

     or by telephoning us at (703) 761-3700 between the hours of 9:00 a.m. and 5:00 p.m., Vienna, Virginia local time.

     As you read the foregoing documents, you may find some inconsistencies in information from one document to another. If you find inconsistencies between the documents, or between a document and this offer to exchange, you should rely on the statements made in the most recent document.

     The information contained in this offer to exchange about Convera should be read together with the information contained in the documents to which we have referred you.

16. MISCELLANEOUS.

     This offer to exchange and our SEC reports referred to above include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. When used in this offer to exchange, the words "anticipate," "believe," "estimate," expect," "intend" and "plan" as they relate to Convera Corporation or our management are intended to identify these forward-looking statements. All statements by us regarding our expected future financial position and operating results, our business strategy, our financing plans and expected capital requirements, forecasted trends relating to our services or the markets in which we operate and similar matters are forward-looking statements. The documents filed by us with the SEC, including our annual report on Form 10-K filed on May 1, 2001, discuss some of the risks that could cause our actual results to differ from those contained or implied in the forward-looking statements. These risks include dependence on limited operating history, history of losses, and risks related to future growth and rapid expansion. Other important risks include delays or difficulties in deployment and implementation of our products, failure to achieve market acceptance of our products, dependence on certain products for substantial portions of our revenues, competition, adverse regulatory or legislative changes, and other factors beyond our control. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

     We are not aware of any jurisdiction where the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the offer is not in compliance with any valid applicable law, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law, the offer will not be made to, nor will elections to exchange options be accepted from or on behalf of, the option holders residing in such jurisdiction.

     WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD ELECT TO EXCHANGE OR REFRAIN FROM EXCHANGING YOUR OPTIONS PURSUANT TO THE OFFER. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU AS INFORMATION AUTHORIZED BY THE COMPANY. WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS DOCUMENT OR IN THE RELATED ELECTION CONCERNING EXCHANGE OF STOCK OPTIONS FORM. IF ANYONE MAKES ANY RECOMMENDATION OR REPRESENTATION TO YOU OR GIVES YOU ANY INFORMATION, YOU MUST NOT RELY UPON THAT RECOMMENDATION, REPRESENTATION OR INFORMATION AS HAVING BEEN AUTHORIZED BY US. IN ADDITION, YOU ARE STRONGLY ADVISED TO RELY ON YOUR OWN PROFESSIONAL TAX, FINANCIAL PLANNING OR OTHER ADVISORS REGARDING WHETHER YOU SHOULD PARTICIPATE IN THIS EXCHANGE AND WHAT THE CONSEQUENCES OF SUCH PARTICIPATION WOULD BE.

 Convera Corporation June 11, 2001

                                                              SCHEDULE A

CONDITIONS OF THE OFFER.

     Notwithstanding any other provision of the offer, we will not be required to accept any options elected for exchange, and we may terminate or amend the offer, or postpone our acceptance and cancellation of any options elected for exchange, in each case, subject to certain limitations, if at any time on or after June 11, 2001 and prior to the expiration date any of the following events has occurred, or has been determined by us to have occurred, and, in our reasonable judgment in any such case and regardless of the circumstances giving rise thereto, including any action or omission to act by us, the occurrence of such event or events makes it inadvisable for us to proceed with the offer or with such acceptance and cancellation of options elected for exchange:

     (a) there shall have been threatened or instituted or be pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly challenges the making of the offer, the acquisition of some or all of the options elected for exchange pursuant to the offer, the issuance of new options, or otherwise relates in any manner to the offer or that, in our reasonable judgment, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of Convera or our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries or materially impair the contemplated benefits of the offer to us;

     (b) there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the offer or us or any of our subsidiaries, by any court or any authority, agency or tribunal that, in our reasonable judgment, would or might directly or indirectly:

     (i) make the acceptance for exchange of, or issuance of new options for, some or all of the options elected for exchange illegal or otherwise restrict or prohibit consummation of the offer or otherwise relates in any manner to the offer;

     (ii) delay or restrict our ability, or render us unable, to accept for exchange, or issue new options for, some or all of the options elected for exchange;

     (iii) materially impair the contemplated benefits of the offer to us; or

     (iv) materially and adversely affect the business, condition (financial or other), income, operations or prospects of Convera or our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries or materially impair the contemplated benefits of the offer to us;

(c) there shall have occurred:

     (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market;

     (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

     (iii) the commencement of a war, armed hostilities or other international or national crisis directly or indirectly involving the United States;

     (iv) any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that in our reasonable judgment might affect, the extension of credit by banks or other lending institutions in the United States;

     (v) any significant decrease in the market price of the shares of our common stock or any change in the general political, market, economic or financial conditions in the United States or abroad that could, in our reasonable judgment, have a material adverse effect on the business, condition (financial or other), operations or prospects of Convera or our subsidiaries or on the trading in our common stock;

     (vi) any change in the general political, market, economic or financial conditions in the United States or abroad that could have a material adverse effect on the business, condition (financial or other), operations or prospects of Convera or our subsidiaries or that, in our reasonable judgment, makes it inadvisable to proceed with the offer;

     (vii) in the case of any of the foregoing existing at the time of the commencement of the offer, a material acceleration or worsening thereof; or

     (viii) any decline in the NASDAQ National Market by an amount in excess of 15% measured during any time period after the close of business on June 11, 2001;

     (d) there shall have occurred any change in generally accepted accounting standards which could or would require us for financial reporting purposes to record compensation expense against our earnings in connection with the offer;


     (e) a tender or exchange offer with respect to some or all of our common stock, or a merger or acquisition proposal for us, shall have been proposed, announced or made by another person or entity or shall have been publicly disclosed, or we shall have learned that:

     (i) any person, entity or "group," within the meaning of Section 13(d)(3) of the Securities Exchange Act, shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding shares of our common stock, or any new group shall have been formed that beneficially owns more than 5% of the outstanding shares of our common stock, other than any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the SEC on or before July 10, 2001;

     (ii) any such  person,  entity or group  that has filed a  Schedule  13D or
Schedule 13G with the SEC on or before July 10, 2001 shall have acquired or proposed to acquire beneficial ownership of an additional 2% or more of the outstanding shares of our common stock; or

     (iii) any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of the assets or securities of us or any of our subsidiaries; or

     (f) any change or changes shall have occurred in the business, condition (financial or other), assets, income, operations, prospects or stock ownership of Convera or our subsidiaries that, in our reasonable judgment, is or may be material to Convera or our subsidiaries.

     The conditions to the offer are for our benefit. We may assert them in our discretion regardless of the circumstances giving rise to them prior to the expiration date. We may waive them, in whole or in part, at any time and from time to time prior to the expiration date, in our discretion, whether or not we waive any other condition to the offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this Schedule A will be final and binding upon all persons.

                                   SCHEDULE B

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF CONVERA
                                  CORPORATION

     The directors and executive officers of Convera Corporation and their positions and offices as of June 11, 2001, are set forth in the following table:

Name                                                          Position

Ronald J. Whittier                                            Chairman

Patrick C. Condo                      President, Chief Executive Officer and Chief Operating Officer, Director

Herbert A. Allen                      Director

Andy D. Bryant                        Director

Gerhard H. Parker                     Director

David J. Stern                        Director

James H. Buchanan                     Senior Vice President, Chief Financial Officer,
                                      Treasurer and Assistant Secretary

Ciaran T. Doyle                       Senior Vice President, Integration Services

Kamran Khan                           Senior Vice President, Sales and Business Development

Marc S. Martin                        Vice President, General Counsel and Secretary

David Nunnerley                       Senior Vice President, Product Development

Kenneth E. Rhodes                     Vice President, Interactive Services Platform

The address of each director and executive officer is: c/o Convera Corporation, 1921 Gallows Road, Suite 200, Vienna,Virginia 22182.

                                                                   EX-99.(A)(2)

                               CONVERA CORPORATION

                  ELECTION CONCERNING EXCHANGE OF STOCK OPTIONS
                        (INSTRUCTIONS AT BOTTOM OF FORM)

Name of Optionee:

Country of Work:

Social Security Number (last 4 digits): (U.S. employees only)

     I have received and read the email message from Pat Condo dated June 11, 2001, as well as the Offer to Exchange All Outstanding Options to Purchase Common Stock Under Eligible Option Plans and the FAQ included therein. I understand that I may elect to cancel all options that were granted to me under the Convera Corporation 2000 Stock Option Plan or under an assumed stock option plan originally adopted by Excalibur Technology Corporation or ConQuest Software, Inc. (the "Plans") prior to July 9, 2001. In addition, I may elect to cancel any or all options that were granted to me under one of the Plans on or after January 10, 2001 . In return, assuming no extensions or termination of the offer, Convera will grant me the same number of replacement options on January 14, 2002 (the "replacement grant date"), provided that I am still employed by Convera on that date. The exercise price of the replacement options will be equal to the closing price on the NASDAQ National Market of Convera stock on the business day preceding the replacement grant date.

     Further, I understand that if I was formerly employed by Intel Corporation and eligible to receive a bonus subject to remaining in the employ of Convera as of September 30, 2002, then I hereby waive any and all rights to my bonus by participating in this exchange. Non-exempt employees must not exercise the replacement options until six months after the replacement grant date.

     I understand that the replacement options for U.S. employees will be incentive stock options (ISOs) to the extent permitted by the U.S. Internal Revenue Code, if the cancelled option was originally an ISO, except that the IRS limit will be re-measured as of the replacement grant date; or will be non-qualifying stock options (NQOs) if the cancelled option was originally a NQO. All of the terms of the replacement options will be the same as the terms of the options being cancelled. The vesting schedule of the replacement options will be the same as the vesting schedule of the options being cancelled, based on the original vesting commencement date.

     I also understand that I will not be eligible to receive any other options until the replacement grant date.

     I recognize that, under certain circumstances set forth in the Offer to Exchange, Convera may terminate or amend the offer and postpone its acceptance and cancellation of any options elected for exchange. In any such event, I understand that the options elected for exchange but not accepted will remain in effect without change.

     I am aware of the number of options I own. I hereby give up my entire ownership interest in the options listed below, and I understand that they will become null and void on July 10, 2001. To the extent applicable, I hereby waive any and all rights to the bonus for which certain former Intel Corporation employees are eligible if they remain employed with Convera as of September 30, 2002. I acknowledge that this election is entirely voluntary. I also acknowledge that this election will be irrevocable after 12:00 AM (midnight) Eastern Time (9 PM Pacific) on July 9, 2001. I hereby make the following election(s) with regard to my eligible option grants:

[A. Options Granted on or after January 10, 2001,  2001

I hereby elect to cancel all of these options.
(Partial elections are not permitted.)

B. Options Granted before January 10, 2001.
I hereby elect to cancel the following options granted before January 10, 2001 (please list only those options that you want to cancel):

1. Options Granted on _________________

2. Options Granted on _________________

3. Options Granted on _________________

4. Options Granted on _________________

______, 2001

Date: ___________, 2001.
Optionee's Signature (if completing online, type name) _______________

 Participation Instructions:

     1. Complete online, save this form in Microsoft Word, and send via email from your Convera email account to optionexchange@convera.com (by selecting File/Send To/Recipient/optionexchange) as soon as possible, but in any event before 12:00 AM Eastern Time (9:00 PM Pacific Time), on July 9, 2001,

OR

     2. Print this form, complete it, sign it, and fax it to (703) 761-1988 or deliver it to Nancy McKinley, Convera Corporation 1921 Gallows Road, Suite 200, Vienna, Virginia 22182 as soon as possible, but in any event before 12:00 AM Eastern Time (9:00 PM Pacific Time), on July 9, 2001 on _______, 2001.

     3. Ensure that you receive confirmation of receipt from Human Resources within 3 business days. Employees who return forms after July 6, 2001 may not receive timely confirmation.

                                                                    EX-99.(A)(3)

To: Convera Employees

     Today, Convera is announcing an important and exciting opportunity for all employees who have Convera Corporation employee stock options.

     As you know, the equity markets have been very volatile this past year. Even the best of the best companies have not been insulated from unforeseen dramatic movements in stock price. The NASDAQ generally and the stock prices of the Software industry in particular have been down significantly from their respective 52-week highs.

     The management team and the Board of Directors at Convera recognizes that the stock option program is a valuable program to employees and that the overall market environment has left many of your options at prices much higher than the stock is today.

     In response to this unusual situation, we are announcing the Convera Employee Stock Option Exchange Program. This voluntary program allows all Convera employees to cancel existing options and exchange them for new options that will be granted on January 14, 2002. The new grant(s) will have the same vesting schedule(s) as the original grant(s). Certain special terms and conditions apply to some former employees of Intel Corporation and certain local tax considerations may apply to employees abroad. Non-exempt employees must not exercise the replacement options until six months after the replacement grant date.

     This is not a stock option re-pricing. A re-pricing would force the company to take a significant charge to earnings and would hinder the company's earnings growth.

     You will soon receive an email from Nancy McKinley that details the Employee Stock Option Exchange program, the possible benefits and risks, and what you need to do if you choose to participate in the program. I encourage you to review the material in detail and consider your decision carefully.

     Speaking for all of management, we continue to believe that Convera's opportunities for growth are better than ever and, as always, want to provide the best ways to reward employees for our execution on those opportunities. I believe that this program is an important indication of our appreciation for the entire Convera team.

Sincerely,

Pat Condo

                                                                    EX-99.(A)(4)

[Dear Convera Employees:

     Further to Pat's message earlier today, attached are documents with the details of the Program. Read the information provided and, as Pat advised in his message, consider your decision carefully.

     Your Election form, if you wish to participate in this program, must be received by Nancy McKinley by 12:00 AM Eastern Time (9:00 PM Pacific Time), on July 9, 2001. See instructions on the Election form. If you have questions after reading the Offer to Exchange, the FAQ, and the Election Concerning Exchange of Stock Options, please attend a communications session, scheduling to be announced. Thereafter, contact Nancy McKinley.

Attached are:
*"Frequently Asked Questions" excerpt from Offer (see below)

*Offer to Exchange - Word version

*Election form - Word version (can be returned via email These documents are also available on the Public Folders under Human Resources/Option Exchange and in paper copy at each Convera office.

                                                                    EX-99.(A)(5)

                           Draft


Convera Contact:
John Murray
703-761-3700
jmurray@convera.com




          Convera Announces Stock Option Exchange Program for Employees





     VIENNA, VA, June xx, 2001 -- Convera (NASDAQ: CNVR), a leading provider of advanced technologies, products and solutions for managing multimedia digital content, today announced that its Board of Directors has approved a voluntary stock option exchange program for its employees.

     Under the program, Convera employees will be given the opportunity, if they so choose, to cancel outstanding stock options previously granted to them in exchange for an equal number of new options to be granted at a future date. The exercise price of these new options will be equal to the fair market value of the Company's common stock on the business day preceding the replacement option grant date.

     "We continue to believe that Convera's opportunities for growth are better than ever and employee motivation is a cornerstone to building a sustaining corporation and long-term shareholder value," said Patrick Condo, president and CEO, Convera Corporation "I believe that this program is an important indication of our commitment to Convera's success."

     The exchange program has been organized to comply with FASB Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation" and accordingly, there will be no variable compensation charges as a result of this stock option exchange program.

About Convera

     Convera, the new company formed when Excalibur Technologies combined with Intel's Interactive Media Services division, is a leading provider of content management innovations that unlock the value of digital content. Convera's advanced technologies, products, services and solutions empower content owners to extract value from their high-worth digital content--text, images and video--over the Internet, intranets, set top boxes and wireless devices.

     Convera serves nearly 700 customers in 29 countries from its offices throughout the U.S. and Europe. Convera customers and partners include ABC News, BG Technology, British Telecom, chicagotribune.com, CSC, Digital Island, Discovery Communications, Encyclopedia Britannica, Exodus, FOXSPORTS.com, latimes.com, Loudeye, Microsoft, the National Basketball Association, NCR, Nortel Networks, Parametric Technologies, QXL.com, Raytheon, RealNetworks, Reuters, Sony, StorageTek, Sun Microsystems, UCLA, United Airlines, Warner Bros. Online and The World Bank.

For more information, contact Convera at 800/788-7758, via e-mail at info@convera.com or on the Web at www.convera.com.


                                                                  ###

     The following are worldwide trademarks of Convera Corporation or its subsidiary Convera Technologies, Inc.: Convera(TM), RetrievalWare(TM), ScreeningRoom(R),WebExpress(R) and their respective logos.

     This release contains comments about Convera's future expectations, performance, plans and prospects as well as assumptions about future events. The reader is cautioned not to put undue reliance on these forward-looking statements, as these statements are subject to numerous factors and uncertainties, including without limitation, business and economic conditions, continued success in technological advances, and the risk that the businesses that were merged to create Convera, the Interactive Media Services Division of Intel Corporation and Excalibur Technologies, Inc., will not be integrated successfully. Actual results may differ materially from our expectations as the result of these and other important factors relating to Convera's business and product development efforts, which are further described in Convera's and Excalibur's filings with the Securities and Exchange Commission. These filings can be obtained from the SEC's website located at www.sec.gov. Any forward-looking statements are based on information available to Convera on the date of this release, and Convera assumes no obligation to update such statements.






SOURCE: Convera Corporation

                                                                 EX-99.(A)(6)

     Dear Convera Staff Members: There are less than two weeks left for you to elect to exchange your stock options under Convera's Stock Option Exchange Program. See original message below.

     Reminder: The deadline for exchanging your options is 12:00 AM Eastern Time (9:00 PM Pacific Time), on July 9, 2001. We recommend you ensure that you receive a confirmation from us after you submit your election form. We will endeavor to provide such confirmation within 3 business days, for all forms submitted to us before July 6, 2001. If you submitted your election more than two days ago, and have not received a confirmation, you should re-send your election.

     For copies of documents, refer to email from optionexchange@convera.com ] Or access the Public Folders under Human Resources/Option Exchange. Contact Nancy McKinley at 703 761 5286 or Marc Martin at 703 761 5282 if you have further questions after reviewing the offer and related documents and attending the communication sessions.

     Reminder, the deadline for exchanging your options is 12:00 AM Eastern Time (9:00 PM Pacific Time), on July 9, 2001. [restates e-mail communication to Convera Corporation employees dated ________, 2001, attached hereto as Exhibit
(a)(4)]

                                                                    EX-99.(A)(7)



ELECTION TO EXCHANGE OPTIONS - CONFIRMATION

     This message confirms that we have received your Election Concerning Exchange of Stock Options. Pursuant to the Offer to Exchange and the Election form, unless you otherwise rescind your Election before 12 AM12:00 AM Eastern Time (9:00 PM Pacific Time), on July 9, 2001, we will cancel all options that you have elected to exchange on July 10, 2001. The replacement options will be granted on January 14, 2002 and priced equal to the closing trading price on the NASDAQ National Market on the business day preceding the grant date, subject to your continued employment and other terms of the Offer.

If you have any questions, or if you did not intend to submit this Election, please contact me.

Reminder, this Election is not revocable after July 9, 2001.

Thank you,
Nancy McKinley







                                                                    EX-99.(A)(8)

 [Election form incomplete

     Your election form indicates that you wish to cancel only your options granted after [ ], 2000. However, your only stock option was granted before that date but was not listed on the form (see the sentence next to box B).

     For your protection as well as Convera's, if you wish to exchange your option granted to you on [ ], you must submit a new Election Concerning Exchange of Stock Options, listing the option you elect to have cancelled and exchanged in the space(s) provided, before 12:00 AM Eastern Time (9:00 PM Pacific Time), on July 9, 2001. Thanks, and let me know if you have any questions.]